                       U.S. SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                     FORM 12B-25

                             NOTIFICATION OF LATE FILING


                                                       -------------------------
                                                            SEC FILE NUMBER
                                                                33-97994
                                                       -------------------------


                                                       -------------------------
                                                              CUSIP NUMBER

                                                       -------------------------


(CHECK ONE):   [ X ] Form 10-K and Form 10-KSB    [  ] Form 20-F  [  ] Form 11-K
                    [  ] Form 10-Q and Form 10-QSB     [  ] Form N-SAR

     For Period Ended:        December 31, 1998
                      ------------------------------------------------
     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------
--------------------------------------------------------------------------------

PART I

Full Name of Registrant  J.P. Morgan Commercial Mortgage Finance Corp. (in
                       ---------------------------------------------------------
respect of its Commercial Mortgage Pass-Through Certificates, Series 1997-C4)
--------------------------------------------------------------------------------

Former Name if Applicable     N/A
                         -------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)     60 Wall Street
                                                         -----------------------

--------------------------------------------------

City, State and Zip Code       New York, New York 10260
                        -----------------------------------------

--------------------------------------------------------------------------------

PART II

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/ /       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteen calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------

PART III

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     An electronic filing of the Form 10K for J.P. Morgan Commercial Mortgage Finance Corp., In Respect of its Commercial Mortgage Pass-Through Certificates, Series 1997-C4, (the "Registrant") was made on March 31, 1998 using an incorrect CIK number. The correct CIK number was furnished by or on behalf of J.P. Morgan Commercial Mortgage Finance Corp., which was subsequently furnished to the Registrant's filing agent by telecopier. The telecopier copy was not legible and the filing agent entered one incorrect character in the CIK number, thus, filing the Form 10K using an incorrect CIK number. While the filing agent did a test filing on March 31, 1998, due to the heavy volume of electronic filings on that particular date, the results of the test filing were not received by the filing agent before the filing deadline. The Registrant intents to refile the Form 10K using the correct CIK number or before the 15th calendar day following the prescribed due date.

--------------------------------------------------------------------------------

PART IV

     (1) Name and telephone number of person to contact in regard to this notification.

     Linda K. Fisher, Esq.                       (617)           951-4722
--------------------------------------------------------------------------------
          (Name)                              (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                         Yes  :/X/      No  / /

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         Yes  / /  No : /X/

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     J.P. Morgan Commercial Mortgage Finance Corp. (in respect of its Commercial Mortgage Pass-Through Certifications, Series 1997-C4)

----------------------------------------------------------------------
                     (Name of Registrant as specified in charter)

has cause this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                        By:  State Street Bank and Trust
                                             Company, solely in its capacity as
                                             trustee for J.P. Morgan Commercial
                                             Mortgage Finance Corp.'s Commercial
                                             Mortgage Pass-Through Certificates,
                                             Series 1997-C4 and not individually


Date:  April 1, 1999                    By:/s/ David Shepherd
                                           --------------------------------
                                           David Shepherd, Assistant Secretary

PABOS2:RJC:222381_1


                                         -3-